EXHIBIT 12

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended
	September 26, 2015	September 27, 2014	September 28, 2013	September 29, 2012	September 24, 2011
Income (loss) before income taxes, and income (loss) of equity method investees	$51,675	$14,019	$(3,185)	$34,764	$47,850
Fixed charges (1)	40,847	43,608	44,038	41,162	38,918

Earnings	92,522	57,627	40,853	75,926	86,768
Fixed charges (1)	$40,847	$43,608	$44,038	$41,162	$38,918
Earnings to fixed charges excess (deficiency)	$51,675	$14,019	$(3,185)	$34,764	$47,850
Ratio of earnings to fixed charges (2)	2.27	1.32	N/M	1.84	2.23

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the fiscal year ended September 28, 2013, earnings were insufficient to cover fixed charges by approximately $3.2 million, and the ratio is not meaningful.